UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. Three)

American Bancorp of New Jersey, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02407E 10 4

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X| Rule 13d-1(b)

|_| Rule 13d-1(c)

|_| Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 02407E 10 4        Schedule 13G

1.	Name of Reporting Person American Bank of New Jersey Employee Stock Ownership Plan
2.	Check the appropriate box if a member of a group (a) |_| (b) |_|
3.	SEC Use Only
4.	Citizenship or Place of Organization: Not Applicable
Number of Shares Beneficially Owned by Each Reporting Person with:
5.	Sole Voting Power:	945,143
6.	Shared Voting Power:	184,757
7.	Sole Dispositive Power:	1,129,900
8.	Shared Dispositive Power:	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,129,900
10.	Check If The Aggregate Amount in Row (9) Excludes Certain Shares |_|
11.	Percent of Class Represented by Amount in Row 9: 9.8%
12.	Type of Reporting Person: EP

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Item 1	(a)	Name of Issuer: American Bancorp of New Jersey, Inc.
Item 1	(b)	Address of Issuer's Principal Executive Offices: 365 Broad Street Bloomfield, NJ 07003
Item 2	(a)	Name of Person Filing: American Bank of New Jersey Employee Stock Ownership Plan
Item 2	(b)	Address of Principal Business Office or, if none, Residence: Same as Item 1(b)
Item 2	(c)	Citizenship: Not Applicable
Item 2	(d)	Title of Class of Securities: Common Stock
Item 2	(e)	CUSIP Number: 02407E 10 4
Item 3	If this statement is filed pursuant to Section 240.13d-1(b), 240.13d-2(b) or (c), check whether the person filing is:
Item 3	(f)	X Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).
Item 3	(j)	X Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Items 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.
Item 4	(a)	Amount Beneficially Owned: 1,129,900
Item 4	(b)	Percent of Class: 9.8%
Item 4	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote	945,143
		(ii)	shared power to vote or to direct the vote	184,757
		(iii)	sole power to dispose or to direct the disposition of	1,129,900
		(iv)	shared power to dispose or to direct the disposition of	0

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Item 4	(d)	The ESOP holds an aggregate of 1,129,900 shares of Common Stock (9.8% of the outstanding shares). The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustee may be deemed to beneficially own the 1,129,900 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

Item 5	Ownership of Five Percent or Less of Class: Not Applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable
Item 8	Identification and Classification of Members of the Group. Not Applicable
Item 9	Notice of Dissolution of Group. Not Applicable
Item 10	Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN BANK OF NEW JERSEY EMPLOYEE STOCK OWNERSHIP PLAN
Date:	February 11, 2008	By:	RSGROUP TRUST COMPANY, as Trustee
		By:	/s/ Stephen A. Hughes
		Name:	Stephen A. Hughes
		Title:	Trust Officer

Date:	February 11, 2008	RSGROUP TRUST COMPANY
		By:	/s/ Stephen A. Hughes
		Name:	Stephen A. Hughes
		Title:	Trust Officer

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February 11, 2008

American Bank of New Jersey
Employee Stock Ownership Plan
365 Broad Street
Bloomfield, New Jersey 07003

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us. Please confirm the same by signing the acknowledgement below.

Sincerely,

RSGROUP TRUST COMPANY

By:	/s/ Stephen A. Hughes
Name:	Stephen A. Hughes
Title:	Trust Officer

Acknowledged and agreed:

AMERICAN BANK OF NEW JERSEY
EMPLOYEE STOCK OWNERSHIP PLAN

By:	RSGROUP TRUST COMPANY, as Trustee
By:	/s/ Stephen A. Hughes
Name:	Stephen A. Hughes
Title:	Trust Officer

End.